February 1, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Mail Stop 3720

Washington, D.C. 20549

Re:	Alloy, Inc.
Form 10-K for Fiscal Year Ended January 31, 2007
Filed April 4, 2007

Forms 10-Q for Fiscal Quarters Ended October 31, 2007
File No. 0-26023

Dear Mr. Spirgel:

This letter is submitted on behalf of Alloy, Inc. (the “Company” or “Alloy”) in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filings, as set forth in your letter dated January 17, 2008.

For reference purposes, portions of the text of the Comment Letter have been reproduced herein with the Company’s response below each numbered comment.

Form 10-K for the Fiscal Year Ended January 31, 2007

Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Executive Compensation Program Objectives and Overview, page 15

1.	We note your disclosure on page 15 that you “consider competitive market compensation paid by other companies” when determining your executives’ compensation. You also indicate that you do not “ ...rely on such data to determine executive compensation.” Please explain what companies you reviewed and what specific elements of their compensation you reviewed. Please indicate how this data was used in making determinations about levels and particular elements of your executive’s compensation or, if such data was not used at all, please clarify why you obtained it. See Item 402(b) (2) (xiv) of Regulation S-K.

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As stated in the Company’s Proxy Statement filed on May 7, 2007 (the “Proxy”), the Compensation Committee considered “competitive market compensation paid by other companies” in determining the Company’s executive officer compensation. However, as part of its process of establishing executive officer compensation, the Compensation Committee did not undertake any benchmarking or other formal review or analysis of executive officer compensation paid by other companies. The statement referenced by the Staff in its comment above was included in the Proxy in order to indicate that Compensation Committee members, in making decisions regarding the Company’s executive officer compensation, including the amounts and elements thereof, draw upon their general knowledge and understanding of what executive officers of other companies are earning and elements of payment, as well as general industry trends. The statement was not intended to communicate that any specific benchmarking or other formal analysis had occurred using other companies’ compensation information. Accordingly, the Company believes that no further disclosure is required on this matter pursuant to Item 402(b) (2) (xiv) of Regulation S-K.

It should be noted that the Compensation Committee retained a compensation consultant subsequent to filing the Proxy to assist the committee in establishing the material terms of the new employment agreements entered into in December 2007 with the Company’s Chief Executive Officer and Chief Operational Officer, including compensation amounts and elements. In this regard, the compensation consultant undertook peer group and benchmarking analyses of compensation paid to comparable executives in comparable companies, which analyses will be disclosed, as required by Item 402(b)(2)(xiv) of Regulation S-K, in the forthcoming proxy statement to be filed in connection with the Company’s 2008 annual shareholders meeting.

Executive Compensation, page 21

2.	We note the use of company performance measures and goals used in the determination of the named executive officers’ bonuses and equity incentives. Please clarify what goals and targets were exceeded, achieved or underachieved for each named executive officer and how the contributions for each element support the bonus or equity incentive granted. For example, please include a description of the goals that were exceeded by Ms. DiGioia, resulting in a larger bonus than was contemplated by her offer letter. In addition, if there were particular performance targets or threshold levels that needed to be reached for payment to the executives, please identify those unless doing so would cause the company material competitive harm. If you believe material competitive harm will result, tell us in your response letter the specific reasons why, in accordance with the analysis set forth in Instruction 4 to Item 402(b) of Regulation S-K. If your analysis results in your determination that such performance-related factors are properly excluded from disclosure, please provide the alternate disclosure provided for in the same Instruction.

As stated in the Proxy, the compensation payable to each of the Company’s executive officers depends upon a variety of factors, including without limitation, Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”), free cash flow and year-over-year EBITDA improvement, as well as individual executive performance, strategic Company objectives and activities, achievement of specific operational goals, leadership capabilities, and demonstration of Company values. While the Compensation Committee outlined certain goals for each executive officer to work toward achieving during fiscal year ended January 31, 2007 (“Fiscal 2006”), no particular

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performance targets or threshold levels were definitively set for the Compensation Committee to use in determining annual bonuses for such period. More specifically, the Compensation Committee takes a holistic approach in determining the amount of compensation payable to each executive officer, in that it considers the numerous factors outlined in the Proxy and in this response, without setting specified numerical thresholds that must be achieved by the executive in order to receive a specified amount of compensation.

In determining executive officer compensation, the Compensation Committee considered the terms of the employment agreements and offer letters entered into by each executive officer and the Company. However, given the Compensation Committee’s holistic approach in determining executive officer compensation, the Compensation Committee determined it was more appropriate to grant the amounts outlined in the Proxy as opposed to adhering to an inappropriate bonus percentage to the extent included in an employment agreement or offer letter. Specifically, with respect to each of Gina DiGioia and Robert Bell, the Compensation Committee considered their offer letters to be outdated or no longer reflective of the market for personnel with their backgrounds and experience, with respect to the compensation to be paid to those executives, in part because their offer letters had been executed more than five years prior to the time of the Compensation Committee’s evaluation. In addition, at the time of execution of their offer letters, it was not Company practice to issue restricted stock as part of an executive officer’s annual bonus.

We set forth below the broad goals that were established by the Compensation Committee for each Company executive officer and provide more detail on the factors that specifically contributed to the bonuses granted to each Company executive officer for services rendered during Fiscal 2006. Most of these factors were included in the “Executive Compensation” section of the Proxy (specifically, in the narrative that appears after the Summary Compensation Table) as factors that were considered by the Compensation Committee, as well as more particularly set forth in the “Implementing Our Objectives” section of the Compensation Discussion and Analysis contained therein and expanded upon following the Fiscal 2006 Grants of Plan-Based Awards Table.

Matthew Diamond and James K. Johnson, Jr. (Chief Executive Officer and Chief Operational Officer): In determining the compensation payable to each of Matthew Diamond, the Company’s Chief Executive Officer, and James K. Johnson, Jr., the Company’s Chief Operational Officer, the Compensation Committee considered the following performance measures:

•	budgeted objectives for the Company, including improvement in EBITDA and free cash flow;

•	the development and communication to the Company’s Board of Directors (the “Board”) and employees of an overall Company strategy;

•	the completion of strategic acquisitions;

•	the development and implementation of a compensation plan to retain top-level management;

•	taking action to implement long-term strategic goals meant to significantly increase Company valuation;

•	progress made in increasing Company value by improving media assets;

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•	development and implementation of an investment strategy focusing on new products and services; and

•	engagement in strategic alternative discussions.

The Compensation Committee determined that each of Messrs. Diamond and Johnson had satisfied the above stated goals, including by the Company’s improvement of its adjusted EBITDA and free cash flow from $17.3 million and $13.3 million, respectively, in the fiscal year ended January 31, 2006 (“Fiscal 2005”) to $19.0 million and $14.9 million, respectively, in Fiscal 2006. The Compensation Committee also considered Messrs. Diamond and Johnson’s efforts in evaluating and taking action toward implementing long-term and short-term strategic goals designed to improve the Company’s financial performance and valuation, as well as their efforts in attracting and retaining top level management, such as their roles in establishing an incentive compensation plan for senior managers which takes into consideration the Company’s three primary compensation objectives (specifically, to reward performance, align the executives’ interests with those of Company shareholders and encourage Company executives to remain in our employ). Other specific factors included strategic acquisitions completed during Fiscal 2006, such as the acquisition of Sconex, Inc., the Company’s expanded offering of media and marketing products and services, and increased marketplace recognition of the Company brands.

Gina DiGioia (Chief Legal Officer): In determining the compensation payable to Gina DiGioia, the Company’s Chief Legal Officer, the Compensation Committee considered the following performance measures:

•	reduction in Company’s legal-related expenditures;

•	evaluation of the Company’s legal department and her management thereof; and

•	Company overall development, expansion and improvement during Fiscal 2006.

The Compensation Committee determined that Ms. DiGioia had satisfied the above stated goals, including the Company’s completion of its acquisition of Sconex, Inc. in March 2006, the Company’s reduction of legal-related expenditures, effective management of the Company’s legal team and competence in Board communications.

Robert Bell (Chief Technology Officer): In determining the compensation payable to Robert Bell, the Company’s Chief Technology Officer, the Compensation Committee considered the following performance measures:

•	management of business leader expectations;

•	articulation of visions and solutions for how technology can help to increase Company valuation and associated costs;

•	focus on reducing technology related costs; and

•	improvement in project tracking reports to review and monitor technology priorities.

The Compensation Committee determined that Mr. Bell had satisfied the above stated goals, including his role in the technological development of the Company’s public website efforts, his team leadership and management skills, and his ability to execute and bring to completion important projects, such as development of interactive social networking applications.

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Gary Yusko (Former Chief Financial Officer): Gary Yusko, the Company’s former Chief Financial Officer, joined the Company in March 2006. Accordingly, there had been no annual review for Mr. Yusko during the prior year setting performance goals which the Compensation Committee could use to help establish the amount of his annual bonus for services rendered during Fiscal 2006. In determining the compensation payable to Mr. Yusko during that year, the Compensation Committee considered whether the principal goal outlined in his offer letter was attained, namely the Company’s overall profit improvement.

The Compensation Committee determined that Mr. Yusko met the above stated goal by the Company’s improvement in its adjusted EBITDA, from $17.3 million for Fiscal 2005 to $19.0 million for Fiscal 2006. In addition, the Compensation Committee considered the retirement of the Company’s outstanding convertible senior debentures by $67.9 million and Mr. Yusko’s lead role in investor communications and financial reporting matters.

3.	To the extent you have available information regarding performance goals and targets for the current fiscal year because you already have set the goals and targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 of Item 402(b)(2) of Regulation S-K.

As noted above in our response to Comment 1, the Compensation Committee does not set any specific performance targets or thresholds for any executive officer. However, the Compensation Committee may, in connection with each executive officer’s annual review, outline broad performance objectives for each such executive officer to work toward attaining during the following fiscal year. Going forward, to the extent the Compensation Committee sets such objectives or goals, the Company will disclose the same as required by Item 402(b) (2) of Regulation S-K.

In connection with the performance evaluations for services rendered during Fiscal 2006, the Compensation Committee set broad performance objectives for each executive officer for Fiscal 2007 as follows:

Matthew C. Diamond (Chief Executive Officer):

•	strive toward meeting/ exceeding the budgeted objectives, including revenue and EBITDA improvement;

•	identify investment opportunities to foster growth and development of the Company’s business and brand; and

•	continue to work on increasing personal and Company visibility in relevant sectors.

James K. Johnson, Jr. (Chief Operational Officer):

•	strive toward meeting/ exceeding the budgeted objectives, including revenue and EBITDA improvement;

•	continue to remain ahead of the competition by finding means to keep Company products and services innovative and relevant; and

•	continue to manage and challenge other executive officers to work collaboratively with business teams.

Gina DiGioia (Chief Legal Officer):

•	continue to analyze opportunities to reduce legal related costs; and

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•	continue to work with business teams to effectively manage legal needs.

Robert Bell (Chief Technology Officer):

•	continue to identify and work on areas contributing to the Company’s profit and growth, including cost reduction opportunities;

•	continue to identify and improve technology related issues affecting the Company; and

•	assume a lead development role to increase the value of the Company’s interactive properties.

Gary Yusko resigned as the Company’s Chief Financial Officer effective July 13, 2007. Accordingly, any goals established for him are not relevant for this discussion. Joseph Frehe was appointed as the Company’s Chief Financial Officer effective July 30, 2007. Accordingly, the performance objectives formally set for Mr. Frehe during the last performance review period relate more to his former position as the Company’s Senior Vice President of Finance. The Compensation Committee did not formally set any performance goals for him as Chief Financial Officer during fiscal 2007.

It should also be noted that subsequent to filing of the Proxy, the Company entered into new employment agreements with each of Mr. Diamond and Mr. Johnson. These employment agreements were filed as exhibits to the Company’s Form 10-Q for its fiscal quarter ending October 31, 2007. These employment agreements, among other things, set forth objective criteria to be considered by the Compensation Committee in determining annual cash and equity bonuses for services rendered during Fiscal 2007. Such criteria include:

Financial performance:

•	EBITDA, and year-over-year EBITDA improvement; and

•	Free Cash Flow.

Operational performance:

•	Achievement of specific operational goals;

•	improved productivity;

•	reduction of costs; and

•	increased margins.

Individual executive performance:

•	management efficiency;

•	developing and maintaining the skills necessary to work in a high-growth company;

•	recognizing and pursuing new business opportunities;

•	initiating and implementing programs to enhance our growth and successes;

•	leadership capabilities, such as the ability to motivate others and build a strong management team; and

•	demonstration of Company values in an effort to promote a culture of excellence and integrity.

Strategic Company objectives and activities:

•	acquisitions, dispositions or joint ventures and expansion.

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Also, subsequent to the Proxy filing, the Company adopted an Executive Bonus Plan (the “Plan”). The Plan is applicable to the Company’s executive officers and outlines the various factors to be considered by the Compensation Committee in setting annual bonuses for services rendered during the fiscal year ending January 31, 2009 and thereafter. The Plan explicitly states:

Awards of bonuses under the Plan shall be based on one or more of the following performance goals: (i) net income, (ii) earnings per share, (iii) return on equity, (iv) gross margin, (v) return on assets, (vi) net sales, (vii) new products, (viii) expansion of facilities, (ix) customer satisfaction, (x) earnings, (xi) debt management, (xii) free cash flow, or (xiii) objective personal improvement. Performance goals may be set by the Committee on an individual, area of responsibility, business segment or Company-wide basis, or any combination thereof. Without in any way limiting the foregoing, performance goals for Executives may be typically established to measure performance as described on the attached Schedule A, incorporated herein. Unless otherwise specifically approved by the Committee, the methods for calculating performance goals shall exclude Extraordinary Items.

The factors listed on Schedule A to the Plan are the same as those listed above. The Plan was filed as an exhibit to the Company’s Form 10-Q for its fiscal quarter ending October 31, 2007.

Potential Payments Upon Termination or Change of Control, page 27

4.	Please either summarize the definitions of “cause,” “good reason,” and “change of control” so that investors may understand when the various payment provisions will be triggered or include a cross-reference to the definitions of those terms currently contained in your disclosure under the “Employment Agreements” section of your Proxy Statement.

In the forthcoming proxy statement to be filed in connection with the Company’s 2008 annual shareholders meeting, the Company will include the appropriate cross-references. More specifically, to the extent the format of such proxy statement is substantially the same as the Proxy, the Company will, in the “Potential Payments Upon Termination or Change-in-Control” section of the 2008 proxy statement, cross-reference the “Employment Agreements” section which outlines the definitions of “cause”, “good reason” and “change of control”.

Management’s Discussion and Analysis of Financial Condition and Results of Operation Liquidity, and Capital Resources, page 30

5.	Please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs. We consider “long-term” to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

In its future filings, beginning with the Company’s Form 10-K for the fiscal year ending January 31, 2008, the Company will provide a more detailed and informative discussion of its ability to meet both its short-term and long-term liquidity needs. The Company will clearly define and differentiate between short-term liquidity and long-term liquidity in accordance with Release No.’s 33-6835 and 33-8350.

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Based on current facts and circumstances, we anticipate that such disclosure will read: “We believe our existing cash, cash equivalents and investments balances, together with anticipated cash flows from operations, should be sufficient to meet our working capital and operating requirements for at least the next twelve months.”

Further, the Company will clearly explain and provide details of any significant short-term and long-term cash requirements based upon the expected and/or anticipated cash requirements of the Company at that time.

Consolidated Statements of Operations, page 39

6.	We note on page 43 that you have both product and services revenue. Please revise to separately present revenues from products and revenues from services. Also, revise to separately present the related cost of goods sold and cost of services. Refer to Rule 5-03 of Regulation S-X.

Rule 5-03 of Regulation S-X requires separate disclosure on the face of the income statement of revenues from services and the related cost of services. In future filings, beginning with the Company’s Form 10-K for the fiscal year ending January 31, 2008, the Consolidated Statements of Operations will include separate line items for services revenue and cost of services. Below is an illustrative example of the Company’s intended revised presentation of its Consolidated Statements of Operations:

Year Ended January 31,
	2008	2007	2006
Revenues:
Services Revenue	X	X	X
Product Revenue	X	X	X

Total Revenue	X	X	X
Cost of Goods Sold (exclusive of depreciation shown separately below):
Cost of Services	X	X	X
Cost of Goods Sold	X	X	X

Total Cost of Goods Sold	X	X	X

Gross Profit	X	X	X

7.	In addition, please comply with SAB Topic 11:B either by including depreciation and amortization expense in cost of goods sold and/or cost of services OR by identifying the amount of applicable depreciation and amortization expense that is excluded from cost of goods sold and/or cost of services.

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SAB Topic 11:B requires that depreciation and amortization expense be included in cost of goods sold and/or cost of services, or alternatively, requires the amount of depreciation and amortization expense excluded from cost of goods sold and/or services to be identified. As addressed in our response to Comment 6, in future filings, we will include cost of goods sold as a separate line item in our Consolidated Statements of Operations. The Company has excluded depreciation and amortization expense from its cost of goods sold on its Consolidated Statements of Operations. In future filings, beginning with the Company’s Form 10-K for the fiscal year ending January 31, 2008, the Company will disclose this exclusion by appending the language “exclusive of depreciation and amortization shown separately below” to the cost of goods sold line item.

Depreciation and amortization is disclosed on the Company’s Consolidated Statements of Cash Flows and will also be disclosed in the Footnotes to the Company’s Consolidated Financial Statements.

The following is an illustrative example of the Company’s intended revised Cost of Goods Sold Section:

Year Ended January 31,
	2008	2007	2006
Cost of Goods Sold (exclusive of depreciation shown separately below):
Cost of Services	X	X	X
Cost of Goods Sold	X	X	X

Total Cost of Goods Sold	X	X	X

8.	We refer to pages 26 and 27 of your MD&A where it appears that operating costs include placement, production and distribution, selling expenses, other operating costs and bad debt expense. If such costs are related to cost of goods sold and/or cost of services, please comply with the above comments. If not, you should revise to comply with Rule 5-03 of Regulation S-X. For example, you should separately present your bad debt expense to comply with paragraph (b) (5) of Rule 5-03.

Beginning with the Company’s Form 10-K for the fiscal year ending January 31, 2008, we will segregate the cost of goods sold from the “operating costs” category in our Consolidated Statements of Operations. Please refer to our responses to Comments 6 and 7 above.

The Company has assessed the line item classifications of its Consolidated Statements of Operations in accordance with Rule 5-03 of Regulation S-X. Based upon its assessment, the Company has concluded that the income and expense classifications shown below provide informative and adequate disclosure of the Company’s significant expense categories.

The Company has considered the Staff’s suggestion that bad debt expense be separately disclosed. The Company has concluded that bad debt expense is not a significant expense item to warrant separate line disclosure on the Company’s Consolidated Statements of Operations. For the fiscal year ended January 31, 2007, bad debt expense for the Company totaled approximately $1,118,000, less than 1% of our reported total expenses.

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In future filings, beginning with the Company’s Form 10-K for the fiscal year ending January 31, 2008, the Company’s Management’s Discussion and Analysis (“MD&A”) will conform to the Company’s categorization of its Consolidated Statements of Operations. An illustrative example of a tabular MD&A disclosure the Company intends to include is as follows:

Fiscal Year Ended January 31, 2008
	Promotion	Media	Placement	Corporate	Total
Revenues:
Services Revenue	X	X	X	X	X
Product Revenue	X	X	X	X	X

Total Revenue	X	X	X	X	X

Cost of Goods Sold (exclusive of depreciation shown separately below):
Cost of Services	X	X	X	X	X
Cost of Goods Sold	X	X	X	X	X

Total Cost of Goods Sold	X	X	X	X	X

Gross Profit	X	X	X	X	X

Expenses:
Operating	X	X	X	X	X
General and Administrative	X	X	X	X	X
Depreciation and Amortization	X	X	X	X	X
Special Charges	X	X	X	X	X

Total Expenses	X	X	X	X	X

Operating Income (Loss)	X	X	X	X	X

2. Summary of Significant Accounting Policies

Goodwill and Other Indefinite-Lived Intangible Assets, page 45

9.	We note your reference to the use of an independent valuation firm. While you are not required to make reference to independent valuation firms, when you do you should also disclose the name of the expert. If you decide to delete your reference to independent valuation firms, you should provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent valuation firms in future filings.

In its future filings, beginning with the Company’s Form 10-K for the fiscal year ending January 31, 2008, the Company will omit all future references to the use of an independent valuation firm. We did not use an independent valuation expert for the fiscal year ended January 31, 2007.

In its future filings, beginning with the Company’s Form 10-K for the fiscal year ending January 31, 2008, the Company’s future disclosure in the Company’s Summary of Significant Accounting Policies, Note 2, will state: “Goodwill is carried at cost. Goodwill is not amortized but is subject to an annual test for impairment at the reporting unit level (operating segment or one level below an operating segment) and between annual tests in certain circumstances. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair value of the

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Company’s reporting units with the reporting unit’s carrying amount, including goodwill. The Company generally determines the fair value of its reporting units using the expected present value of future cash flows, giving consideration to the market valuation approach. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss, if any.”

In future filings, the Company will also disclose each of the significant methods used to estimate fair values of each of its reporting units and all significant assumptions that were used by the Company to reach its conclusion.

5. Discontinued Operations, page 53

10.	We note that you included your spin off of dELiA*s in discontinued operations. We also note on page 52 and 53 that you entered into several agreements with dELiA*s regarding ongoing contractual relationships including a managed service agreement, professional services agreement, database data transfer agreement, media services agreement and call center agreement. In this regard, tell us your consideration of paragraph 42 of SFAS 144 and EITF 03-13 when evaluating whether dELiA*s should be presented in discontinued operations.

On December 19, 2005, Alloy completed the spin off of dELiA*s, Inc. (the “spin off”). As a result of the spin off of dELiA*s, Inc., dELiA*s, Inc. and the Company became two separate publicly traded companies with no cross ownership or management. Accordingly, all historical results of operations of dELiA*s, Inc. were and are presented as discontinued operations.

On pages 52 and 53, within Footnote 4, Related Party Transactions, the Company disclosed certain agreements entered into with dELiA*s, Inc. The Company considered such agreements related party transactions because, at the time the agreements were executed, Matthew L. Feshbach was a member of the board of directors of both the Company and dELiA*s, Inc.

The agreements disclosed, namely the managed services agreement, professional services agreement, database data transfer agreement, media services agreement and call center agreements, collectively, (the “Agreements”), were entered into by the Company either contemporaneously with or subsequent to the spin off of dELiA*s, Inc. The cash outflows and cash inflows which resulted from the Agreements were generated when dELiA*s, Inc. was a separate public corporation, independent of the Company and operating with separate public ownership, boards of directors and management.

At the time of the December 19, 2005 spin off, the Company evaluated whether the spin off should be presented in discontinued operations or as a part of continuing operations. The Company considered the appropriate accounting guidance in paragraph 42 of SFAS 144 and EITF 03-13.

Paragraph 44 of SFAS 144 states that a company that has been disposed or classified as held for sale shall be reported in discontinued operations if the following conditions are met: (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction and (b) the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

The Company determined that condition (a) of Paragraph 44 of SFAS 144 was satisfied. In connection with and as a result of the spin off, dELiA*s, Inc., including the dELiA*s, Alloy and CCS merchandise

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brands which sell apparel, accessories, footwear, room furnishings and action sports equipment directly to the youth market through catalogs, the Internet and retail stores and the Company, consisting solely of its media and marketing services businesses, were effectively separated. Post spin off, the Company was not involved in the business activities of dELiA*s, Inc, and vice-versa.

The Company determined that condition (b) of Paragraph 44 of SFAS 144 was also met. As discussed above, subsequent to the spin off, dELiA*s, Inc. became a separate public corporation, independent of the Company, and operates with separate public ownership, board of directors and management.

The Company also considered the provisions of EITF 03-13 and determined that the cash inflows and outflows from dELiA*s, Inc. are classified as “indirect.” Since the cash flows are classified as “indirect,” dELiA*s, Inc. meets the criterion of paragraph 42(a) of SFAS 144 to be considered a discontinued operation. The Company’s analysis of the cash flow classification follows:

Cash Inflows and Cash Outflows

In the Company’s view, the ongoing cash inflow and cash outflow items between dELiA*s, Inc and the Company pursuant to the Agreements are for primarily transitional related services, such as information technology and database support and ownership. Specifically, with respect to cash inflows, these items are not revenue-producing and are not considered ongoing operations of dELiA*s, Inc. that continued with the Company subsequent to the spin off. Demonstrating the transitional nature of certain Agreements, the information technology agreement has been terminated.

Cash outflows are not recognized as a result of a migration of costs or a continuation of retail activities between the Company and dELiA*s, Inc. By definition, the term migration implies that the Company expects to continue to incur expense from the sale of similar products and services to dELiA*s, Inc. customers. As a result of the spin off, the Company is no longer in the retail business and the customer base of dELiA*s, Inc. and the Company are separate and distinct. Further, the Company has no further revenue-producing or cost-generating retail activity with dELiA*s, Inc. Based on the above, the Company has concluded that all cash inflow and cash outflows that result from the Agreements are indirect as they are ancillary in nature and are not an integral part of the Company’s ongoing operations or cost structure.

Based upon the Company’s consideration of the appropriate accounting guidance in paragraph 42 of SFAS 144 and EITF 03-13, the Company has concluded that the spin off of dELiA*s, Inc. was appropriately reported as discontinued operations.

6. Acquisitions, page 54

Fiscal 2006 Acquisition, page 54

11.

With respect to your Sconex, Inc. acquisition, we note that there is a minimum earn-out payment, a portion of which is contingent upon the future employment of certain former Sconex shareholders. We further note that the contingent portion of the earn-out will not be recorded until such time as the earn-out is finalized. Upon finalizing the earn-out, such amount will be recorded as goodwill. Please tell us why you believe the earn-out contingency or the portion related to the future employment of former Sconex shareholders should be included in the

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purchase price versus being recognized as an expense of the appropriate periods. Refer to your basis in accounting literature. Also tell us your consideration of paragraph 34 of SFAS 141 and EITF 95-8.

As per the Sconex acquisition agreement, the Company agreed to a $2,600,000 earn-out provision based on a certain EBITDA target. As per the agreement, 61% ($1,586,000) of the earn-out had no continued service or other conditions associated with it. The Company’s obligation to pay the remaining 39% ($1,014,000) of the earn-out required the continued employment with the Company for a thirty month period by former shareholders of Sconex, Inc.

In accordance with paragraph 26 of SFAS 141, cash and other assets distributed, securities issued unconditionally, and amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date. Consideration that is issued or issuable at the expiration of the contingency period or that is held in escrow pending the outcome of the contingency shall be disclosed but not recorded as a liability or shown as outstanding securities unless the outcome of the contingency is determinable beyond a reasonable doubt.

As a portion of the earn-out provision ($1,586,000) was unconditional, the amount was included by the Company when determining the cost of Sconex at acquisition.

The remaining 39%, or $1,014,000, of the eligible earn-out payment was not considered as additional purchase price and was not considered in the Company’s preliminary purchase price allocation.

The Company considered paragraph 34 of SFAS 141 and EITF 95-8 to determine whether the remaining portion of the eligible earn-out, $1,041,000, was a compensation related contingency or should be considered part of the acquisition cost. The Company concluded that the contingent payment was not part of purchase price but would be recognized as compensation expense when and if earned based upon continued employment. The payment will only be made to Sconex shareholders based upon future continued employment with the Company. The Company’s conclusion was based upon the following:

1.	The contingent consideration payments would automatically be forfeited if an employee terminates prior to the agreed upon performance date of thirty months from date acquisition; and

2.	The length of employment coincides with the contingent payment period.

After careful consideration of the above factors and paragraph 34 of SFAS 141, in June 2007, the Company recognized compensation expense in the amount of approximately $109,000 paid to the former shareholders of Sconex who were parties to the acquisition agreement. The remaining portion of the earn-out was not recognized due to the fact that certain former Sconex shareholders were terminated and were therefore not entitled to receive the remaining earn-out payment.

In its future filings, beginning with the Company’s Form 10-K for the fiscal year ending January 31, 2008, the Company will omit the sentence: “Upon finalizing the earn-out, such amount will be recorded as goodwill”, as it is an incorrect statement and is not indicative of the Company’s accounting treatment, which the Company believes is correct.

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7. Goodwill and Intangible Assets, page 56

12.	We refer to your intangible asset adjustment and footnote (2). Tell us why a portion of an intangible asset in the Placement segment was reallocated to goodwill. Refer to your basis in accounting literature.

During the fiscal year ended January 31, 2007 (“Fiscal 2006”), the Company recorded a $900,000 reclassification between the trademark asset account and goodwill asset account (the “entry’), which was disclosed in Note 7 of the Company’s Form 10-K for the year ended January 31, 2007. In Note 7, the Company described the entry as a “reallocation to goodwill.” The following discussion provides the Staff additional background regarding the entry.

During the fiscal year ended January 31, 2006 (“Fiscal 2005”), the Company recorded a charge for the impairment of the goodwill associated with its Media and Placement reporting units of $30,714,000. The Company discovered in a subsequent period that the impairment charge recorded against goodwill incorrectly included $900,000 related to the impairment of an indefinite lived intangible trade name.

The Company considered the error immaterial to its financial statements. The Company assessed the materiality of the error on both its Fiscal 2005 and Fiscal 2006 financial statements, considering both qualitative and quantitative factors including the following:

•	The adjustment had no impact on the Company’s consolidated statements of operations, cash flows or changes in stockholders equity in either period.

•	The adjustment had no impact on the Company’s consolidated balance sheet classification of long and short term assets.

•	The adjustment had no impact on the Company’s debt agreements.

•	The adjustment had an immaterial impact on the Company’s individual balance sheet line items, as follows:

Fiscal 2005 Line Item (000’s)	As Adjusted	As Reported	% Change
Intangible Assets	$6,106	$7,006	12.8%
Goodwill	$115,628	$114,728	0.8%

In its Fiscal 2006 financial statements, the Company recorded the reclassification entry to reflect the correct balances of intangibles and goodwill in its financial statements.

The Company also considered how the error may have impacted readers’ understanding of the financial statements. As noted earlier, the entry had no impact on the Company’s earnings and was a balance sheet reclassification entry between indefinite-lived, long-term assets only. As result, the Company concluded that the overall impact of the entry to the reader was minimal and would not have impacted the reader’s understanding of the Company’s Form 10-K for Fiscal 2005.

The Company will amend the entry’s description from “reallocation to goodwill” to a “reclassification from trademarks to goodwill” which, in the Company’s opinion, and based upon the fact pattern discussed above, represents a more accurate description of the entry recorded.

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10. Senior Convertible Debentures, page 58

13.	With regard to your Senior Convertible Debentures, please provide us with a summary of the terms of the conversion feature. Further, please:

•

Provide us with your analysis of SFAS 133 and paragraphs 7-32 of EITF 00-19 in determining whether you should bifurcate the embedded conversion feature and whether it should be classified as equity or a liability. For more information, please refer to the Classification and Measurement of Warrants and Embedded Conversion Features of the Current Accounting and Disclosure Issues in the Division of Corporation Finance at www.sec.gov/divisions/corpfinlcfacctdisclosureissues.pdf.

•	Tell us how you evaluated EITF 98-5, as amended by EITF 00-27, with respect to any beneficial conversion feature.

As disclosed in Footnote 10 of Alloy’s Form 10-K for Fiscal Year Ended January 31, 2007, in August 2003, Alloy completed the issuance of $69,300,000 of 20-Year 5.375% Senior Convertible Debentures (“Notes” or “Debentures”) due August 1, 2023.

A summary of the terms of the conversion feature provided for in the indenture as originally executed follows:

Holders of Debentures could, assuming the conditions to conversion were satisfied, convert any outstanding Debentures (or portions of outstanding Debentures) into Company common stock at a conversion price of $8.375 a share. The conversion rate is subject to adjustment upon the occurrence of certain corporate events. The Company will not issue fractional shares of the Company’s common stock upon conversion of Notes. Instead, the Company will pay a cash adjustment based upon the closing price of the Company’s common stock on the trading day immediately preceding the conversion date.

The Debenture Holders could surrender Notes for conversion into the Company’s common stock prior to stated maturity if any of the following four contingency provisions were satisfied:

1.	during any “Conversion Period” (which is any period from and including the thirtieth trading day in any fiscal quarter of the Company to, but not including, the thirtieth trading day in the immediately following fiscal quarter) if the closing sale price of the Company’s common stock for at least 20 consecutive trading days in the 30 consecutive trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 110% of the conversion price on that 30th trading day;

2.	on or before August 15, 2018, during any five business day period immediately following any ten consecutive trading-day period (the “Debenture Measurement Period”) in which the average trading price for the debentures during that Debenture Measurement Period was less than 98% of the average conversion value for the debentures during such Debenture Measurement Period;

3.	upon the occurrence of certain specified corporate transactions; or

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4.	if the Company has called the debentures for redemption.

In conjunction with the issuance of the Debentures, the Company prepared an analysis in order to determine whether the embedded conversion feature should be bifurcated and whether it should be classified as equity or liability utilizing accounting guidance in SFAS 133 and paragraphs 7 - 32 of EITF 00-19. The analysis follows:

The Company considered the different features of the Debentures to determine if those features would qualify as embedded derivatives that need to be bifurcated in accordance with SFAS 133. If the Debentures contain more than one embedded derivative feature that would individually warrant separate accounting as a derivative, those embedded derivative features must be bundled together as a single, compound embedded derivative instrument.

The conversion rights were first analyzed to determine if they meet the exception criteria of SFAS 133 Par. 11a and 12c which specify that if the embedded option is indexed to the Company’s own stock and would be classified in stockholders’ equity, then the conversion option would be excluded from SFAS 133. EITF 01-6 The Meaning of “Indexed to a Company’s Own Stock (“EITF 01-6”) and EITF 00-19 provide guidance on the application of this exception.

Of the four contingency provisions described above:

•	The first provision is clearly based on the Company’s own stock;

•

The second contingency provision is based on the trading value of the Debentures as it compares to the average conversion value for the Debentures. This contingency provision is based on the Company’s common stock to the same degree that all conversion rights are based on the price of an issuer’s underlying common stock. In deciding whether to convert, holders typically base their decisions on the value of the common stock compared to the value of the future interest and principal payments that would be foregone if converted. When the parity clause is triggered, the conversion right ceases to be contingent on achieving a target stock price and essentially becomes a conventional conversion right. Both a conventional conversion right and conversion right contingent on a target stock price qualify for the SFAS 133 paragraph 11(a) exception.

•	The third and fourth provisions are not based on any observable market or index.

•	Once the contingent event occurs, the number of shares issuable on conversion is based on the pre-determined value of the Company’s stock.

Based on this analysis of EITF 01-6, the Company concluded that the conversion rights are indexed to Alloy’s own stock.

The Company then reviewed the provisions within EITF 00-19 to determine whether the debentures should be classified as an equity instrument or a liability.

As discussed in paragraphs 7 – 9 of EITF 00-19, the initial balance sheet classification of the debenture is based on the concept that contracts that require net-cash settlement are assets or liabilities and contracts require settlement in shares are equity. The conversion rights discussed above require share settlement, and as such, would be classified as permanent equity.

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Paragraphs 10 – 11 of EITF 00-19 pertain to reclassification of the contract after the initial determination of equity. The Company did not note any conditions at subsequent balance sheet dates that would require reclassification.

Paragraphs 12 – 32 of EITF 00-19 discuss additional conditions necessary for equity classification. The following is a brief discussion of such conditions and the assessment of the Company:

•	Does the contract permit the company to settle in unregistered shares?

Registration of the Debentures or the shares issuable upon conversion of the Debentures was not required under the U.S. Securities Act of 1933, as amended. Therefore, the Company was permitted to settle in unregistered shares. Condition met.

•

Does the company have sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the contract could remain outstanding?

The Company had sufficient authorized and unissued shares available at the time the Debentures were initially issued, and at all times since the Company has had sufficient authorized and unissued shares available for settlement. Additionally, under the board resolutions authorizing issuance of the Debentures, the Company was required to reserve for issuance such number of shares of common stock from its authorized but unissued share capital as may be issuable from time to time on conversion of outstanding Debentures by the holders thereof into shares of common stock. Condition met.

•	Does the debenture contain an explicit limit on the number of shares to be delivered in a share settlement?

The indenture agreement does contain an explicit limit on the number of shares to be delivered in a share settlement. Condition met.

•	Is the company required to make cash payments to the counterparty in the event the company fails to make timely filings with the SEC?

The Company is not required to cash settle the Debentures in the event the Company fails to make timely filings with the SEC. However, the Company is required to pay a cash penalty in the form of an additional .25%—.75% of interest on the principal if the Company fails to maintain shelf registration rights for the debentures and/or the shares of common stock issuable upon conversion of the debentures for the required time period. Although there are additional cash payments to be made if the registration rights lapse, these amounts are immaterial with respect to the Debentures and do not represent cash settlement. Condition met.

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•	Is the company required to make “top off” or “make whole” cash payments to the debenture holders?

There is no requirement to make any additional cash payments to the Debenture holders. Condition met.

•	Does the debenture allow the holder to net cash settle?

The indenture agreement does not allow the holder to net cash settle. Condition met.

•	Are there any provisions in the contract that provide the holder with any rights that rank higher than the common shareholders in the event of bankruptcy?

The Debenture holders do not have any special rights by virtue of any provisions in the Debentures or indenture. They do have a priority position by virtue of the fact that they are unsecured debtors instead of equity holders, but that priority arises because of the provisions of the bankruptcy code not because of anything in the indenture. Condition met.

•	Must the company post collateral to the holder at any point or for any reason to ensure that the company fulfills its obligation to deliver shares upon exercise of the conversion option?

There is no requirement for the Company to post collateral. Condition met.

The Company concluded that, in accordance with the SFAS 133 Paragraphs 11a and 12c, since the conversion feature is indexed to the Company’s own stock and would be classified as stockholders’ equity in accordance with the provision of EITF 00-19, it is properly excluded from the provisions of SFAS 133 and bifurcation is not required.

The Company also evaluated EITF 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF 00-27”), with respect to the beneficial conversion feature. Because of the conversion feature, the Company considered that it might need to record original issue discount (“OID”) related to a beneficial conversion feature. The effects of separating embedded derivatives from the host contract must be considered before a beneficial conversion feature is measured. EITF 00-27 states that for a contingent conversion option, EITF 98-5 requires the intrinsic value to be measured using the commitment date fair value of the underlying stock but does not require it to be recognized unless the triggering event occurs and the contingency is resolved.

The conversion price is set, except for adjustments for anti-dilution, and not contingent on any factors, only the holders’ ability to convert is contingent.

Since the conversion price of $8.375 was “out-of-the-money” (as compared to $6.55 stock price) at the commitment date, the Company determined that the intrinsic value of the beneficial conversion feature was zero and the Company did not have to record OID.

In August 2006, the indenture agreement was amended to make the Debentures immediately convertible without regard to the trading prices of the Company’s common stock and the dELiA*s, Inc. common stock. Consequently, as a result of the spin off and the Company’s one-for-four reverse stock split effected on February 1, 2006, each $1,000 principal amount of Debentures became immediately convertible into 29.85075 shares of the Company’s common stock and 59.702 shares of dELiA*s, Inc. common stock. These amendments had no impact on the Company’s analysis discussed above nor did it change the Company’s conclusion.

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Form 10-Q for the quarterly period ended October 31, 2007

4. Acquisitions, page 8

14.	With regard to your acquisitions, please present supplemental pro forma information in accordance with paragraphs 54 and 55 of SFAS 141.

The Company completed two acquisitions that were disclosed in the Company’s Form 8-K that was filed on April 20, 2007, that merit consideration in accordance with SFAS 141 paragraphs 54 and 55:

On April 20, 2007, the Company acquired the assets of Frontline Marketing, Inc. (“Frontline”) and related assets from certain of Frontline’s shareholders in exchange for an aggregate purchase price of approximately $6.0 million. At the date of acquisition, the Company considered whether the Frontline acquisition qualified as a material business combination that would require disclosure of interim supplemental pro forma information in accordance with paragraphs 54 and 55 of SFAS 141. The paragraphs referenced do not provide definitive guidance as to the definition of “material” but rather, require the Company’s judgment to determine the definition of “material” as it relates to the context of the Company’s business operations. As such, the Company utilized the guidance set forth in Staff Accounting Bulletin No. 99 – Materiality.

From a quantitative perspective, the Company considered the significance of Frontline’s 2006 fiscal year to date revenues, 2006 pre-tax income and 2006 net income. The Company also considered the impact of Frontline’s 2006 net income on the Company’s earnings per share as reported in the Company’s Form 10-K for its most recent fiscal year ended January 31, 2007.

In assessing the results discussed above, the Company also considered the significance of Frontline’s results in the fiscal year of acquisition based upon both Frontline’s and the Company’s anticipated results.

The Company assessed the significance of each of the financial statement metrics, both individually and in the aggregate, and considered whether inclusion of Frontline’s pro forma financial information would provide meaningful information to the reader of the financial statements.

The Company concluded that the overall acquisition of Frontline was not material to the overall operations of the Company due to the following factors:

1.	Frontline’s 2006 fiscal year revenue as a percentage of the Company’s 2006 fiscal year consolidated revenue was less than 6%. The Company deemed the revenue amount contributed from Frontline to be immaterial when compared to the overall consolidated revenue of the Company. The disclosure of Frontline’s revenue contribution would not provide the reader any additional meaningful information.

2.	Frontline’s 2006 fiscal year pre-tax income as a percentage of the Company’s 2006 fiscal year consolidated pre-tax income was less than 10%. The Company did not consider Frontline’s pre-tax percentage contribution to be material. Further, at the time of the Company’s assessment, the Company expected Frontline’s future pre-tax income contribution to be a lesser percentage as a whole in the upcoming fiscal year 2007, and deemed the current percentage not to be necessarily indicative of future results. The Company therefore concluded that supplemental pro-forma disclosure would not be meaningful to the reader.

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3.	Frontline’s 2006 fiscal year net income as a percentage of the Company’s 2006 fiscal year consolidated net income was approximately 6%. As discussed above, the Company considered the percentage of the total and future anticipated earnings were not indicative of future results and concluded that pro-forma disclosure was not required.

4.	Frontline’s 2006 fiscal year net income contribution to the Company’s 2006 earnings per share calculation was approximately 6%. As discussed above, the Company considered the percentage of the total and future anticipated earnings were not indicative of future results and concluded that pro-forma disclosure was not required.

Also on April 20, 2007, the Company acquired the operating assets of Channel One and, in conjunction with this transaction, assumed certain liabilities. At the time of the acquisition, the Company determined that the fair market value of the assets acquired approximated the value of the assumed liabilities, resulting in a fair market value of zero.

The Company considered paragraphs 54 and 55 of SFAS 141 as it relates to providing interim supplemental pro forma disclosure. The Channel One historical information that was made available to the Company was incomplete and unreliable. The Company believes that providing any available information in a pro forma disclosure would not be meaningful to a reader of the financial statements.

As you may be aware, the Company has been engaged in ongoing discussions with the Staff related to the application of Rule 3-05 of Regulation S-X to this transaction. The Company continues to correspond with the Staff and expects to file a renewed request shortly seeking a waiver from filing audited pro forma financial statements for Channel One based on extenuating circumstances. If appropriate, as part of these discussions, we will review the application of paragraphs 54 and 55 of SFAS 141 to the Channel One transaction with the Staff.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any further questions or comments regarding these responses at 212-329-8347 or at jfrehe@alloy.com.

Sincerely,

Joseph D. Frehe
Chief Financial Officer

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